                      SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No.2)

                           ARAKIS ENERGY CORPORATION
                           -------------------------
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    03852L10
                                 (CUSIP Number)

                            Charles B. Crowell, Esq.
                             Crowell & Bishop, PLLC
                          8117 Preston Road, Suite 800
                              Dallas, Texas 75225
                                 (214) 696-3200
                                 --------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 June 25, 1997
                                 -------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03852L10

(1)      Names of reporting persons
         S.S. or I.R.S. Identification Nos. of above persons

         Sands Petroleum AB

(2)      Check the appropriate box if a member of a group
                                                                            [  ]

(3)      SEC use only


(4)      Source of funds

         WC

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
                                                                            [  ]

(6)      Citizenship or place of organization

         Sweden

Number of shares beneficially owned
by each reporting person with:

(7)      Sole voting power

         7,466,300

(8)      Shared voting power

         0

(9)      Sole dispositive power

         7,466,300

(10)     Shared dispositive power

         0

(11)     Aggregate amount beneficially owned by each reporting person

         7,466,300

(12)     Check if the aggregate amount in Row (11) excludes certain shares
                                                                            [  ]

(13)     Percent of class represented by amount in Row (11)

         8.5%

(14)     Type of reporting person

         CO

         The Schedule 13D and Amendment No. 1 to the Schedule 13D filed by the Registrant on March 21, 1997 and April 25 , 1997, respectively, are hereby amended as set forth herein. Capitalized terms which are used but not defined herein shall have the meanings ascribed in the Schedule 13D and in Amendment No. 1.

Item 1.  Security and Issuer.

         No modification.

Item 2.  Identity and Background.

         No modification.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and restated in its entirety to read as follows:

         The source of the funds used to purchase all of the shares of the Issuer acquired by the Registrant was the general working capital of the Registrant. The aggregate investment for all of the Shares owned by the Registrant is in excess of $30,000,000.

Item 4.  Purpose of Transaction.

         Item 4 is amended and restated to read in its entirety as follows:

         Registrant acquired all of its Shares in the belief that the Shares were undervalued and that a better valuation of the Shares could be obtained if the Issuer took active measures to improve the way it is perceived by the investment community.

         Since the filing of the Schedule 13D and Amendment No. 1, representatives of Registrant have had numerous meetings and other communications with the Chairman of the Board and other representatives of the Issuer. The Issuer has now proposed that its Board of Directors be expanded to nine members and, at the request of Registrant, has nominated Charles B. Crowell to be a Director on the expanded Board of Directors. The proposal for an expanded Board and Mr. Crowell's nomination have been submitted for the vote of the shareholders at the Issuer's Annual Meeting on July 30, 1997.

         Registrant continues to express its desire and willingness to cooperate with the Issuer's management and Board of Directors to maximize shareholder values. Registrant has submitted a letter to the Board of Directors stating some of its concerns and views, a copy of which is attached hereto as Exhibit 4(a).

         Registrant has taken certain actions it felt necessary to its efforts to enhance shareholder values, including requesting lists of shareholders of the Issuer and contacting several of the larger shareholders to determine their concerns and ideas on how to maximize shareholder values. Registrant further continues to consider other courses of action, including, without limitation, seeking additional representation on the Board of Directors and proposing candidates for management positions. At the present time, Registrant has made no final determination and has no understandings with any other party regarding any course of action to be taken with respect to the Issuer.

         Registrant intends to acquire additional Shares as it deems appropriate, whether in open market purchases, privately negotiated transactions, by tender offer or otherwise, subject to availability of the Shares at prices which it deems favorable. Registrant has sold some shares and, while it is not its present intention to do so, Registrant reserves the right to dispose of some of all of its Shares.

Item 5.  Interest in Securities of Issuer.

         Item 5 is amended by adding the following:

         Since Amendment No. 1 to the Schedule 13D was filed, the Registrant has purchased 10,500 shares and sold 50,000 shares of common stock of the Issuer on the National Association of Securities Dealers National Market System, as follows:

           Trade Date            Number of Shares          Price per Share
       4/28/97 (purchase)             10,500                     4.00
         6/4/97 (sale)                50,000                    4.0797

         As of July 25, 1997 the Registrant was the beneficial owner of 7,466,300 Shares, representing approximately 8.5% of the outstanding Shares of the Issuer, based upon the number of outstanding shares reported by the Issuer in its Annual Report on Form 20-F for the Fiscal Year Ended December 31, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         No modification.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 4(a)--Letter from Registrant to the Board of Directors of the Issuer dated July 21, 1997.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 28, 1997                    SANDS PETROLEUM AB



                                        By: /s/ Ian H. Lundin
                                            -----------------------------------
                                            Ian H. Lundin
                                            Director

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER           DESCRIPTION
-------          -----------
 4(a)            Letter from Registrant to the Board of Directors of the
                 Issuer dated July 21, 1997